April 26, 2005

VIA EDGAR

Mr. Larry L. Greene, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Preliminary Proxy Statement filed by UTEK Corporation on April 14, 2005 (the “Proxy Statement”)

Dear Mr. Greene:

On behalf of UTEK Corporation (the “Company”), attached please find the Company’s response to the comments that you orally issued to the Company on April 20, 2004, regarding the Proxy Statement. Your comments are set forth below and are followed by the Company’s response.

General

1. Comment:

We note that each page of the Proxy Statement contains a “Table of Contents” legend in the upper left-hand corner. Please remove such legend as it is distracting.

Response: We have complied with your request by removing the “Table of Contents” legend from the upper left-hand corner of each page of the Proxy Statement.

Mr. Larry L. Greene, Esq.

April 26, 2005

2. Comment:

Please confirm that the printed Proxy Statement will be in roman type at least as large and legible as 10-point modern type, except that to the extent necessary for convenient presentation, financial statements and other tabular data, but not the notes thereto, may be in roman type at least as large and as legible as eight-point modern type. See Rule 14a-5 of Regulation 14A.

Response: Please be advised that we will confer with our financial printers to ensure that the printed Proxy Statement complies with Rule 14a-5 of Regulation 14A.

3. Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the Proxy Statement to be certain that they have provided all information investors require. Since the Company and its management are in possession of all facts relating to the Company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	comments or changes to disclosure in response to SEC staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement; and

•	the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In addition, please be advised that the SEC’s Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in our review of the Proxy Statement or in response to our comments on the Proxy Statement.

Response: In respect to your comment, the Company provides the following written acknowledgment:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	comments or changes to disclosure in response to SEC staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement; and

Mr. Larry L. Greene, Esq.

April 26, 2005

•	the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Voting Securities (Page 3)

4. Comment:

We refer to the second paragraph in the section entitled “Voting Securities.” Please disclose how broker non-votes will be treated with respect to a motion to adjourn the annual meeting.

Response: As disclosed in the Proxy Statement, “[b]roker non-votes will be treated as not present and not entitled to vote with respect to an adjournment proposal and will have no effect on the outcome of an adjournment [motion].” Please see page 3 of the Proxy Statement.

5. Comment:

We note the use of the phrase “adjournment proposal” in the section entitled “Voting Securities.” Please use the phrase “adjournment motion” in lieu of the phrase “adjournment proposal.”

Response: We have revised the disclosure accordingly. Please see page 3 of the hand-marked copy of the Proxy Statement attached hereto.

Proposal 1: Election of Directors – Nominees (page 7)

6. Comment:

We refer to the description of John Micek III’s business experience on page 7 of the Proxy Statement. Please briefly describe the principal business of Protozoa, Inc., Enova Systems, Inc. and Armanino Foods of Distinction, Inc. referenced in Mr. Micek’s biography.

Response: We have revised the disclosure accordingly. Please see page 7 of the hand-marked copy of the Proxy Statement attached hereto.

Proposal 1: Election of Directors – Meetings of the Board of Directors and Committees (page 8)

7. Comment:

We refer to the first sentence under the section entitled “Meetings of the Board of Directors and Committees.” Please include the budget committee in the list of committees of the Company’s board of directors

Mr. Larry L. Greene, Esq.

April 26, 2005

Response: We have revised the disclosure accordingly. Please see page 8 of the hand-marked copy of the Proxy Statement attached hereto.

8. Comment:

We note disclosure in the Proxy Statement that the primary function of the audit committee is to “assist” the board of directors in fulfilling its oversight responsibilities for the Company’s accounting and reporting processes and the audits of the Company’s financial statements through oversight and monitoring. Please clarify how the use of the term “assist” is consistent with the obligations of audit committees under Rule 10A-3(b)(2) of the Securities Exchange Act of 1934.

Response: We have revised the disclosure to clarify that the “audit committee is responsible for the appointment, compensation and retention and oversight of the work of the Company’s registered independent public accounting firm.” Please see page 8 of the hand-marked copy of the Proxy Statement attached hereto.

9. Comment:

We refer to disclosure in the Proxy Statement under the caption “Budget Committee.” Please clarify whether the members of the Company’s budget committee are independent under the rules promulgated by the American Stock Exchange.

Response: We have revised the disclosure in the Proxy Statement to clarify that all of the members of the Company’s budget committee are independent under the rules promulgated by the American Stock Exchange. Please see page 8 of the hand-marked copy of the Proxy Statement attached hereto.

10. Comment:

Please review the disclosure under the caption “Nominating Committee” and “Communication with the Board of Directors” to ensure that the disclosure required by Item 7(d) through (h) of Schedule 14A has been provided therein.

Response: We have complied with this comment. Please see page 8 of the hand-marked copy of the Proxy Statement attached hereto.

Proposal 2: Approval to Amend the Company’s Amended and Restated Employee Stock Option Plan (page 14)

11. Comment:

We note the statement that “[t]he compensation committee and board of directors believe that the approval of this amendment is essential to further the long-term stability and financial success of the Company by attracting, motivating, and retaining qualified employees through the

Mr. Larry L. Greene, Esq.

April 26, 2005

use of stock incentives.” Please clarify that there is no guarantee that the stock option plan will achieve these goals.

Response: We have complied with this comment. Please see page 15 of the hand-marked copy of the Proxy Statement attached hereto.

Proposal 3: Approval to Amend the Certificate of Incorporation to Effect up to a Three-for-One Stock Split of the Common Stock of the Company (page 19)

12. Comment:

Please clarify how fractional shares, if any, will be treated in connection with the proposed stock split.

Response: We have revised the disclosure to clarify that the Company will not issue fractional shares of the Company’s common stock in connection with the proposed stock split. Instead, in the event that the Company consummates the proposed stock split, any fractional share that results from the proposed stock split will be rounded up to the next whole share of the Company’s common stock. Please see page 20 of the hand-marked copy of the Proxy Statement attached hereto.

13. Comment:

Please disclose the closing price of a share of the Company’s common stock on the American Stock Exchange as of a recent date.

Response: We have complied with this comment. Please see page 20 of the hand-marked copy of the Proxy Statement attached hereto.

Proposal 5: Ratification of Selection of Independent Public Accountants (page 21)

14. Comment:

Please refer to Pender Newkirk & Company as an “independent registered public accounting firm” throughout the Proxy Statement.

Response: We have complied with this comment throughout the Proxy Statement. Please see pages 21 through 23 of the hand-marked copy of the Proxy Statement attached hereto.

*    *    *

Mr. Larry L. Greene, Esq.

April 26, 2005

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218 or Blair Flynn at (202) 383-0729.

/s/ Harry S. Pangas
Harry S. Pangas